As filed with the Securities and Exchange Commission on April 3, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HEALTHCARE TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

42226B105
(CUSIP Number of Class of Securities)

W. Todd Jensen
Chief Executive Officer and President
Healthcare Trust, Inc.
405 Park Avenue, 4th Floor
New York, New York 10022
(212) 415-6500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, Illinois 60602 (312) 962-3567

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee
$3,024,500(a)	$376.55(b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, equals $124.50 per million dollars of the aggregate value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,274.35	Filing Party:	Healthcare Trust, Inc.
Form or Registration No.:	005-89596	Date Filed:	March 13, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2018 (as amended by Amendment No. 1, the “Schedule TO”). This Schedule TO relates to the offer by Healthcare Trust, Inc., a Maryland corporation (the “Company”), to purchase up to 230,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $23.9 million) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price equal to $13.15 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 2018 (the “Original Offer to Purchase”), as amended and supplemented by Amendment and Supplement No. 1 thereto, dated April 3, 2018 (“Supplement No. 1” and, together with the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.” Supplement No. 1 amends the Original Offer to Purchase such that the number of Shares the Company is offering to purchase was decreased from 2,000,000 to 230,000 and the expiration date of the Offer was extended from April 12, 2018 to April 30, 2018.

A copy of the Original Offer to Purchase was previously filed with this Schedule TO as Exhibit (a)(1)(A) and copies of Supplement No. 1 and the Letter of Transmittal are attached to this Schedule TO as Exhibits (a)(1)(E) and (a)(1)(F), respectively.

Items 1 through 9.

The information in the Offer to Purchase and related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 of this Schedule TO.

Item 10. Financial Statements.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Securities and Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

Item 11. Additional Information.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Item 11 of this Schedule TO.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2018

Healthcare Trust, Inc.

By:	/s/ W. Todd Jensen
W. Todd Jensen
Chief Executive Officer and President

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EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated March 13, 2018

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Withdrawal

(a)(1)(D)**	E-mail to Financial Advisors

(a)(1)(E)**	Amendment and Supplement No. 1 to Offer to Purchase, dated April 3, 2018

(a)(1)(F)**	Amended Letter of Transmittal

(a)(1)(G)**	Amended Notice of Withdrawal

(a)(2)(A)	Current Report on Form 8-K, as filed by the Company with the SEC on March 13, 2018

(a)(2)(B)	Letter to Stockholders dated March 13, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on March 13, 2018)

(d)(A)	Agreement of Limited Partnership of Healthcare Trust Operating Partnership, L.P. (f/k/a American Realty Capital Healthcare Trust II Operating Partnership, L.P.), dated as of February 14, 2013 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on May 14, 2013)

(d)(B)	First Amendment to the Agreement of Limited Partnership of Healthcare Trust Operating Partnership, L.P., dated as of December 31, 2013 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K, as filed by the Company with the SEC on March 7, 2014)

(d)(C)	Second Amendment to the Agreement of Limited Partnership of Healthcare Trust Operating Partnership, L.P., dated as of April 15, 2015 (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K, as filed by the Company with the SEC on March 11, 2016)

(d)(D)	Second Amended and Restated Advisory Agreement, dated as of February 17, 2017, by and among the Company, Healthcare Trust Operating Partnership, L.P. and Healthcare Trust Advisors, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on February 17, 2017)

(d)(E)	Amended and Restated Property Management and Leasing Agreement, dated as of February 17, 2017, by and among the Company, Healthcare Trust Operating Partnership, L.P. and Healthcare Trust Properties, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on February 17, 2017)

(d)(F)	Amended and Restated Employee and Director Incentive Restricted Share Plan of Healthcare Trust, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on November 14, 2017)

(d)(G)	Indemnification Agreement, dated as of December 31, 2014, between the Company and certain directors, officers and service providers (incorporated by reference to Exhibit 10.50 to the Company’s Annual Report on Form 10-K, as filed by the Company with the SEC on April 15, 2015)

(d)(H)	Indemnification Agreement dated as of December 3, 2015, between the Company and Leslie D. Michelson and Edward G. Rendell (incorporated by reference to Exhibit 10.54 to the Company’s Annual Report on Form 10-K, as filed by the Company with the SEC on March 11, 2016)

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(d)(I)	Indemnification Agreement between the Company and Katie P. Kurtz, dated as of November 13, 2017 (incorporated by reference to Exhibit 10.54 to the Company’s Annual Report on Form 10-K, as filed by the Company with the SEC on March 11, 2016)

(d)(J)	Indemnification Agreement, dated October 6, 2016, with Edward M. Weil, Jr. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on October 6, 2016)

(d)(K)	Indemnification Agreement, dated December 27, 2016, with Lee M. Elman (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K, as filed by the Company with the SEC on March 20, 2017)

(d)(L)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on November 14, 2017)

(d)(M)	Second Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on June 14, 2017)

(d)(N)	Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Appendix A to the Company’s Registration Statement on Form S-3D, as filed by the Company with the SEC on August 1, 2014)

* Previously filed.

** Filed herewith.

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